

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 29, 2010

J. Andrew Damico
President and CEO
IntraLinks Holdings, Inc.
150 East 42nd Street, 8th Floor
New York, NY 10017

      Re: IntraLinks Holdings, Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed on June 18, 2010
             File No. 333-165991

Dear Mr. Damico:

      We have reviewed your amended filing and response letter and have the following comments. Please note that references to prior comments refer to our comment letter dated June 9, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Stock-Based Compensation, page 49

1.   We note the revisions made to your disclosure in response to prior comment 5 and we believe that you should revise your disclosures to include the following:
- The probability of IPO, sale and stay private scenarios in your PWER valuations used to determine the underlying fair value of your common stock as of September 3, 2009, October 27, 2009 and February 26, 2010 grants; and
- The specific assumptions used to determine the fair value of your common stock as of February 26, 2010 including the discount rate, revenue and EBITDA multiples, marketability discounts and the weighting applied to the income and market approaches used to estimate enterprise value.

2.   Your disclosure on page 51 indicates that you considered the December 31, 2009 contemporaneous valuation when preparing your retrospective valuation as of September 3, 2009. Please explain to us why it was appropriate to take into account the December valuation when preparing the September valuation.

3.   We note the estimated IPO range that was provided confidentially in your recent response and note that the midpoint of your IPO range is significantly higher than the fair value of

your common stock as of February 2010. Given the magnitude of this increase please provide us with a more robust discussion of the reasons for the increase in the fair value of your common stock from February 2010 to the IPO midpoint. To the extent necessary to allow us to fully understand the increases, you should consider quantifying how each factor impacted the increase in the fair value.

As appropriate, please revise your registration statement in response to our comments. Please provide us with marked copies of the amendment to expedite our review. Please also furnish a cover letter with your amendment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions or comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 355-3333
       Stephen M. Davis, Esq.
       Goodwin Procter LLP